UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number:001-42440

NETCLASS TECHNOLOGY INC

(Translation of registrant’s name into English)

Unit 11-03, ABI Plaza

11 Keppel Road

Singapore 089057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on January 27, 2026, NETCLASS TECHNOLOGY INC (the “Company”) received a letter from the Listings Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Company that the minimum closing bid price per share for its class A ordinary shares, par value US$0.00025 per share (“Class A Ordinary Shares”) was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). Nasdaq provided the Company with a 180 calendar days compliance period, or until July 27, 2026, in which to regain compliance with Nasdaq continued listing requirement.

On June 19, 2026, the shareholders and Board of Directors of the Company approved the 50-for-1 reverse stock split of the Company’s ordinary shares in accordance with Cayman law and the corresponding filing of the ratio change. The reverse stock split was subsequently approved by Nasdaq to take effect on July 6, 2026, on Nasdaq Capital Market.

On July 21, 2026, the Company received a letter from Nasdaq confirming that the Company regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules. For ten consecutive business days, beginning from July 7, 2026 to July 20, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater, and therefore the Company has regained compliance with the Nasdaq Capital Market’s listing requirements, effective July 21, 2026.

This report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 2, 2025 (Registration No. 333-286348) and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 29, 2025 (Registration No. 333-292458).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: July 22, 2026	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer
(Principal Executive Officer)

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